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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 10, 2005

                                Avecia Group plc
                                 ---------------
                 (Translation of registrant's name into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
                                 ---------------
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20-F [ X ] Form 40-F [ ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

   (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                Yes [ ] No [ X ]

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 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)



Enclosure:   Announcement dated January 10, 2005: Avecia Group plc Announces
Revised Price Range Relating to its Offer to Purchase for Cash Outstanding 11% Senior Notes Due July 1, 2009

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer described below is made only pursuant to the Offer Document (as defined below) in those jurisdictions where the securities or other laws require the offer to be made on behalf of the Company (as defined below) by the dealer manager or one or more brokers or dealers licensed or registered under the laws of such jurisdiction. Holders of Notes (as defined below) should seek advice from an independent financial adviser as to whether they should tender Notes.

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                 AVECIA GROUP PLC ANNOUNCES REVISED PRICE RANGE
                   RELATING TO ITS OFFER TO PURCHASE FOR CASH
                 OUTSTANDING 11% SENIOR NOTES DUE JULY 1, 2009

     REG S NOTES (CUSIP G9894BAA6 AND ISIN USG9894BAA64), 144A NOTES (CUSIP 988788AA3 AND COMMON CODE 9875069) REGISTERED NOTES (CUSIP 05354RAA9,
                   ISIN US05354RAA95, COMMON CODE 010588502)

JANUARY 10, 2005 - In connection with its previously announced cash tender offer (the "Tender Offer") and solicitation of related consents (the "Consent Solicitation" and, together with the Tender Offer, the "Offer") relating to its outstanding 11% Senior Notes due July 1, 2009 (the "Notes"), Avecia Group plc (the "Company"), today announced that it has revised the Maximum Offer Price and Minimum Offer Price relating to the Tender Offer.

All capitalized terms not defined herein have the meanings ascribed to them in the Offer Document (as defined below).

The Maximum Offer Price has been raised from US$990.00 to US$1,045.00 per US$1,000.00 principal amount of the Notes. The Minimum Offer Price has been raised from US$861.00 to US$980.00 per US$1,000.00 principal amount of the Notes

The Consent Payment in an amount equal to US$10.00 per US$1,000.00 principal amount of Notes that will be paid to all holders of Notes who validly tender and do not validly withdraw their Notes and deliver Consents to the Proposed Amendments prior to the Consent Payment Deadline, regardless of whether such tendered Notes are accepted for purchase pursuant to the terms of the Offer, remains unchanged.

The time by which holders of Notes must tender their Notes in order to be eligible to receive the Clearing Price and the Consent Payment (together, the "Total Consideration") is prior to 5:00 p.m. New York time, on January 18, 2005, unless extended (such time and date as the same may be extended, the "Consent Payment Deadline"). Holders of Notes who desire to receive the Total Consideration must validly consent to the Proposed Amendments by validly tendering their Notes in accordance with the requirements of the Depository Trust Company, on or prior to the Consent Payment Deadline and must have such tendered Notes accepted for purchase pursuant to the terms of the Offer. Holders who tender their Notes after the Consent Payment Deadline will be eligible to receive only the Clearing Price.

The Offer expires at 5:00 p.m., New York time, on February 1, 2005 (such time and date as the same may be extended, the "Expiration Time"), unless extended or earlier terminated by the Company by press release or notice to the Tender Agent in the manner provided in the Offer to Purchase and Consent Solicitation Statement dated as of January 4, 2005 (the "Offer Document"). If the Offer is consummated, the settlement date will be on a date

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promptly after the acceptance by the Company of tendered Notes. The Company expects the settlement date (subject to any extension thereof) to be February 4, 2005.

As set forth in the Offer to Purchase, the Company does not yet have the financial resources to pay for the Notes tendered in the Offer. The Company's ability to purchase the Notes pursuant to the Offer is dependent on the Company receiving the proceeds from the consummation of the sale of its NeoResins business to Koninklijke DSM N.V. (the "Transaction"). The receipt of such proceeds is conditional, inter alia, upon receipt by the Company of the Requisite Consents. The consummation of the Transaction is also dependent on receiving certain approvals and other closing conditions. Any proceeds of the Transaction will be received by the Company in Euros, while the Offer consideration will be paid in U.S. dollars. The Company has not hedged, nor does it intend to hedge, the currency exchange risks it faces with regard to the Offer, or the repayment of its credit facilities, which credit facilities are denominated in Pounds Sterling. The Company may therefore be required to amend the Offer as a result of changes in exchange rates and their impact on the funds of the Company required to repay the credit facilities and available to consummate the Offer. The Company continues to keep this situation under review, particularly in light of changes in the Euro / U.S. dollar exchange rate since the publication of the Offer on January 4, 2005.

The Offer is being made solely pursuant to the Offer Document which, among other things, (a) more fully sets forth and governs the terms and conditions of the Offer, (b) contains additional information about the terms of the Offer, (c) sets forth how to tender Notes and deliver Consents and (d) contains the conditions to the Offer.

The Offer Document contains important information that should be read carefully before any decision is made with respect to the Offer. In deciding whether to participate in the Offer, each holder should carefully consider the factors set forth under "Risks to Non-Tendering Holders" and "Risks to Tendering Holders" in the Offer Document.

Goldman, Sachs & Co. is acting as the exclusive dealer manager for the Offer. The tender agent for the Offer is Bondholder Services Corporation and the Luxembourg tender agent for the Offer is Kredietbank S.A. Luxembourgeoise (together, the "Tender Agents").

Copies of the Offer Document can be obtained (as well as information about the terms of the Offer, how to tender Notes and the conditions to the Offer) by contacting Goldman, Sachs & Co. at 85 Broad Street, New York, New York 10004,
Attn: Liability Management Group on (212) 357 3019. Copies of the Offer Document (as well as information about the terms of the Offer, how to tender Notes and the conditions to the Offer) may also be obtained from the Tender Agents, Global Bondholder Services Corporation, at 65 Broad Street - Suite 704, New York, New York 10006, Attn: Corporate Actions on (212) 430-3774 or Kredietbank S.A. Luxembourgeoise, at 43 Boulevard Royal, L-2955 Luxembourg, Attn: Cecilia Guichart, Corporate Trust and Agencies Department, +352 47 97 39 35.

This announcement does not constitute a recommendation regarding the Offer. Holders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

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THIS COMMUNICATION IS ONLY FOR CIRCULATION TO HOLDERS OF THE NOTES AND TO OTHER
PERSONS TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, ANY SUCH PERSON BEING A "RELEVANT PERSON". THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Avecia Group plc



Date: January 10, 2005                         By:    /s/ Derrick Nicholson
                                                      -----------------------
                                               Name:  Derrick Nicholson
                                               Title: Chief Financial Officer